Contact

www.linkedin.com/in/samaramejia
(LinkedIn)

Top Skills

Board Level
Start-up Ventures
Venture Capital

Languages

Spanish

Certifications

Series 7
Series 63

Samara Mejia Hernandez

Founding Partner at Chingona Ventures
Greater Chicago Area

Summary

I founded Chingona Ventures to invest in founders from all walks of life, at the earliest stages, and be the first institutional check to get in. If you'd like to learn more about our investment thesis, process, and provide us the opportunity to invest visit: https://www.chingona.ventures/apply.

Experience

Viva Equity
Board Member
January 2024 - Present (1 month)
United States

Chingona Ventures
Founding Partner and Jefa
April 2019 - Present (4 years 10 months)
Chicago

Investing in badass founders at the earliest stages.

The Aspen Institute
Finance Leaders Fellow
June 2023 - Present (8 months)

Betterleave Bereavement
Board Member
July 2023 - Present (7 months)

Papaya - Spanish & English Tutoring for (STEM) Science, Math, Engineering, and Technology
Board Member
January 2023 - Present (1 year 1 month)

Transforming students' lives with world-class STEM tutoring.

Suma Wealth
Board Member
July 2020 - Present (3 years 7 months)

A financial wellness company for the U.S. Latinx community.

Certiverse
Board Member
April 2021 - Present (2 years 10 months)
Chicago, Illinois, United States

Testing beyond limits. Results within reach.

Sigo Seguros
Board Observer
February 2022 - Present (2 years)

Un proveedor inclusivo de seguros de automóviles que se dedica a servir a la comunidad hispana.

Innovare - Social Innovation Partners
Board Observer
September 2021 - Present (2 years 5 months)
Chicago, Illinois, United States

The only education intelligence platform you need.

Beni
Board Observer
October 2021 - Present (2 years 4 months)
Chicago, IL

Making secondhand shopping simple.

Tiny Organics
Board Observer
November 2019 - Present (4 years 3 months)
New York

Organic baby & toddler food, delivered.

EarlyBird
Board Observer
September 2020 - Present (3 years 5 months)
Chicago, Illinois, United States

Invest in the children you love.

Venture Forward
Board Member
October 2022 - Present (1 year 4 months)
San Francisco Bay Area

Diversifying, educating, and empowering the venture capital investor class to advance the industry and maximize impact and returns. Venture Forward is a 501(c)(3) supporting organization to the National Venture Capital Association.

Kauffman Fellows
Kauffman Fellow
June 2021 - Present (2 years 8 months)

Angeles Investors
Member Of The Board Of Advisors
January 2020 - Present (4 years 1 month)
Chicago, Illinois

Angeles Investors provides funding and advice for hispanic and latinx entrepreneurs to grow their startups and ventures.

Chicago:Blend
Member Of The Board Of Advisors
August 2019 - Present (4 years 6 months)
Greater Chicago Area

Tracking, Supporting and Increasing Diversity, Equity and Inclusion in Chicago VC and Startups.

Oper8r LLC
Advisory Board and Cohort Member
June 2020 - Present (3 years 8 months)

A community building the next generation of institutional VCs.

Scout
Board Member
February 2022 - April 2023 (1 year 3 months)

Providing users with financial game plans by connecting with the world's top athletes and business minds.

Camino Financial
Impact Advisory Board
May 2020 - October 2022 (2 years 6 months)
Chicago, Illinois, United States

Fintech platform pioneering access to affordable credit to underbanked Latinx businesses.

ConnectCareHero
Board Member
March 2021 - September 2022 (1 year 7 months)
Chicago, Illinois, United States

Helping senior living create engaging communities in minutes.

MATH Venture Partners
4 years 8 months

Venture Partner
March 2019 - December 2019 (10 months)
Chicago

Principal
May 2015 - June 2019 (4 years 2 months)
1871

Math Venture Partners is an early to growth-stage venture capital fund focusing on technical and digital companies.

VentureUp
Board Member
July 2017 - December 2019 (2 years 6 months)
Chicago

VentureUP is a network of rising VCs investing in the Midwest. Our mission is to galvanize the next generation of VC leaders through authentic relationship building and professional collaboration. Our curated sessions help connect VentureUP members with veteran VCs, successful entrepreneurs, corporate executives, and other unique leaders from all over the country. Membership is free and is on an invite-only or application basis. We are supported by a roster of Fortune 500 corporations, global service providers, and world-class universities.

Website - www.ventureup.vc

CIS (Communities In Schools) of Chicago
Board Of Directors
August 2017 - June 2019 (1 year 11 months)

Founded in 1988, Communities In Schools of Chicago is a non-profit affiliate of Communities In Schools, Inc., the nation's largest dropout prevention organization. Communities In Schools of Chicago connects Chicago Public School students with programs and services they need that their schools often cannot provide.

Liveoak Technologies, Inc.
Board Observer
July 2016 - April 2019 (2 years 10 months)
Austin, TX

Acquired by DocuSign

Goldman Sachs
Business Practices Strategist
September 2014 - April 2015 (8 months)

Responsible for driving growth initiatives, creating new content driven by industry changes, streamlining processes, and using enhanced technology tools to make wealth management practices more efficient. Led sales force effectiveness strategy development and implementation with leading institutional clients.

NuMat Technologies
Independent Consultant
June 2014 - September 2014 (4 months)

Conducted valuation analysis and investor presentations in Series A financing round for nanotechnology startup.

Goldman Sachs
6 years 6 months

Asset Management Sales
September 2009 - July 2013 (3 years 11 months)

Team responsible for $200M+ P&L, continually ranked top 5 in selling financial products, advising on portfolio construction, and providing market insights.

Fixed Income, Currency, Commodity, Futures Group (FICC)
February 2007 - August 2009 (2 years 7 months)
Chicago

Lead multiple technology enhancing projects for proprietary futures trading resulting in streamlined processes and controllable volatility.

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Education

Northwestern University - Kellogg School of Management
Master of Business Administration (M.B.A.), Finance, Management in Organizations, Entrepreneurship · (2013 - 2014)

University of Michigan
BSE, Industrial and Operations Engineering · (2002 - 2006)